

10035063

RECEIVED
2010 JAN 14 AM 11:21
SEC / TM

7.9. 2/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

QMB APPROVAL	
QMB Number.	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: WallStreet*E Financial Services, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3111 Ponce de Leon Blvd.
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francisco Otalvaro 888-925-5783
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, P. A.
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

AD 3/17

OATH OR AFFIRMATION

I, Francisco Otalvaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or WallStreet*E Financial Services, Inc., as of September 30 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



IMELYS SANSORES
Notary Public - State of Florida
My Commission Expires Jan 21, 2012
Commission # DD 750438

Signature

President
Title

1/7/10
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLSTREET*E FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

TABLE OF CONTENTS



LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Board of Directors
WallStreet*E Financial Services, Inc.

We have audited the accompanying statement of financial condition of WallStreet*E Financial Services, Inc. as of September 30, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WallStreet*E Financial Services, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital, calculation of aggregate indebtedness and report on internal control are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

January 4, 2010

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

WALLSTREET*E FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

Cash and cash equivalents	$ 130,609
Good faith deposit held by clearing broker	125,253
Receivables from clearing broker and others	124,779
Receivable from income taxes	4,300
Property and equipment, net of accumulated depreciation of $4,151	7,309
Deposit and other assets	11,595
Total assets	$ 403,845

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 27,055
Total liabilities	27,055
Stockholders' equity:	
Common stock, par value $.001, 1,000 issued and outstanding	1
Additional paid-in capital	373,797
Retained earnings	2,992
Total stockholders' equity	376,790
Total liabilities and stockholders' equity	$ 403,845

The accompanying notes are an integral part of these financial statements.

WALLSTREET*E FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

REVENUES:	
Commissions and fees	$ 2,398,587
Management and related fees	42,483
Interest and dividends	1,082,914
Investment and trading	(81,411)
Unrealized Gain/(Loss)	3,466
Other	157,041
Total revenue	3,603,080
EXPENSES:	
Commissions and fees	1,374,167
Other operating costs	742,438
Clearing costs	307,524
Compensation	1,031,565
Telephone and communications	121,958
Licenses and registrations	49,101
Quotation and research	35,263
Total expenses	3,662,016
Net loss before income taxes	(58,936)
Provision for tax benefit	4,300
Net loss	$ (54,636)

The accompanying notes are an integral part of these financial statements.

WALLSTREET*E FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Capital Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-In Capital	Earnings	Equity
Balance, October 1, 2008	1,000	$ 1	$ 348,797	$ 57,628	$ 406,426
Capital contribution	-	-	25,000	-	25,000
Net loss	-	-	-	(54,636)	(54,636)
Balance, September 30, 2009	1,000	$ 1	$ 373,797	$ 2,992	$ 376,790

The accompanying notes are an integral part of these financial statements.

WALLSTREET*E FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Operating activities:	
Net loss	$ (54,636)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	593
Changes in assets and liabilities:	
Receivables from clearing broker and others	78,840
Good faith deposit held by clearing broker	(1,882)
Receivable from income taxes	-
Deposit and other	8,687
Accounts payable and accrued expenses	(28,915)
Net cash provided by operating activities	2,687
Cash flow from investing activities:	
Purchase of equipment	(6,432)
Net cash used in investing activities	(6,432)
Cash flow from financing activities:	
Capital contribution	25,000
Net cash provided by financing activities	25,000
Decrease in cash during the year	21,255
Cash at the beginning of the year	109,354
Cash at the end of the year	$ 130,609
Supplemental information:	
Income taxes paid during the year	$ -
Interest paid during the year	$ 2,645

The accompanying notes are an integral part of these financial statements.

WALLSTREET*E FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

WallStreet*E Financial Services, Inc. (the "Company") was incorporated on August 14, 1997 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates one office in Coral Gables, Florida. The Company provides web-based internet brokerage services to individuals and corporate customers, and it also provides support to stock brokers, investment advisors, money managers and financial institutions that need web-based handling of their transactions for their clients. The Company uses the technology of Broker WebStation, Inc., (a related party company), and BellSouth/IBM e-commerce to offer web hosting services and internet data circuits to its customers. The Company is an introducing broker-dealer and clears its trades through Ridge Clearing and Outsourcing Services (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Receivables from clearing broker – Receivables from clearing broker represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts to actual collections, as necessary.

Good faith clearing deposit held by clearing broker – The Company's Clearing Broker holds a good faith deposit that it may use to cover any securities transactions that do not close. The good faith deposit is comprised of marketable securities and cash. The marketable securities represent treasury strips held for trading purposes. Marketable securities are recorded at fair value and investment income is recorded in earnings as incurred.

Property and equipment – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over three to five years. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Securities transactions - Securities transactions are recorded on a trade date basis.

Advertising – Advertising is expensed as incurred, and there was $66,190 expensed during the year ended September 30, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

3. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2009, the Company paid a company owned by two of its stockholders approximately $84,150 for technical services.

4. GOOD FAITH DEPOSIT

The Company has agreed to maintain a minimum good faith deposit of $125,000 with the Clearing Broker. As of September 30, 2008, the Company had on deposit $125,253 of which $43,853 was in cash and $81,400 in marketable securities. Income earned on the marketable securities is recorded as interest income.

WALLSTREET*E FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2009

5. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial investments:

	Fair Value	Fair Value Measurements Using: Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Treasury strips	$ 81,400	$ 81,400	$ -
Worthless securities	634	-	634
	$ 82,034	$ 81,400	$ 634

The Treasury strips shown above are recorded as part of the good faith deposit held by the Clearing Broker. The gains or losses for the Level 3 worthless securities are insignificant. The Company as of September 30, 2009 has not adopted the Fair Value Option (*FASB ASC 825-10).*

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2009:

Computer equipment	$ 2,816
Furniture and fixtures	5,281
Office equipment	3,957
	12,054
Less accumulated depreciation	(4,744)
	$ 7,310

Depreciation recorded for the year ended September 30, 2009 was $593.

7. INCOME TAXES

Since the Company has experienced a loss for the year ended September 30, 2009, it has an estimated loss carry forward or loss carry back of approximately $34,000 after taking into effect permanent and temporary tax differences. The Company has remaining taxable income of approximately $29,000 for its year ended September 30, 2007. By carrying back approximately $29,000 to 2007, the Company will obtain an approximate tax refund of $4,300. Therefore, a tax benefit and a tax receivable of $4,300 were recorded for the year ended September 30, 2009. A tax carry forward of approximately $5,000 is available for years through 2029.

8. COMMITMENTS

Effective July 1, 2008, the Company entered into a lease for office space encompassing approximately 2,000 square feet. The lease has a term of five years (60 months) from the effective date and contains no renewal options. The lease has been personally guaranteed by the President of the Company. All lease payments are subject to state and local sales tax. The Company commenced paying $1,000 per annum on March 1, 2009 for five years for leasehold improvements undertaken by the lessor.

Future minimum rental obligations (not including sales tax) are as follow:

Year ended September 30:

2010	$	63,263
2011		65,132
2012		67,056
2013		34,765
	$	230,216

Rent expense for the year ended September 30, 2009 was $60,008.

9. CONTINGENCIES

The Company has been named in certain matters brought before FINRA filed by clients of its correspondents or by prior correspondent/brokers in the normal course of business. Management intends to fight all claims vigorously that have been brought forth, and management believes outcomes of the matters will not have a material effect on the financial condition of the Company.

10. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its banks or its clearing broker that exceed levels insured by the banks and clearing broker. At September 30, 2009, no excess deposits above the insured amounts existed.

11. OFF-BALANCE-SHEET RISK AND LOSS ON TRANSACTION

The Company's customer activities handled through the Clearing Broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management of the Company has developed a multiple management and risk control system that management believes minimizes the off-balance-sheet risk.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of September 30, 2009, the Company's net capital was $335,122 as defined by the SEC, which was $330,122 in excess of its minimum net capital requirement of $5,000, which amount was greater than 6 2/3% of aggregate indebtedness ($1,804). The Company's percentage of aggregate indebtedness to net capital was approximately 8.1%.

13. RECONCILIATION OF NET CAPITAL

The differences in the net capital computation shown on the Company's September 30, 2009 FOCUS IIA is shown in the attached required supplemental information to the audited financial statements. The difference results from audit adjustments outlined in the reconciliation portion.

REQUIRED SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2009

WALLSTREET*E FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2009

Calculation of Net Capital:

Total stockholders' equity	$ 376,790
Adjustment for fidelity bond	(10,000)
	366,790
Adjustments to deduct non-allowable assets:	
Property and equipment, net	7,309
Income tax refund receivable	9,822
Deposits and CRD deposit	11,595
	28,726
Net capital before haircuts on securities positions	338,064
Haircuts on securities positions:	
U. S. Treasury Notes and long positions	2,942
Net capital	$ 335,122

Computation of basic net capital:

Net capital	$ 335,122
Less: minimum net capital based on the greater of $5,000 or 6 2/3% of aggregate indebtedness ($1,804)	5,000
Excess net capital	$ 330,122

Reconciliation with Company's Calculation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$ 340,644
Audit adjustments:	
Adjustment for tax benefit	(5,522)
Net capital per above	$ 335,122

WALLSTREET*E FINANCIAL SERVICES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2009

CALCULATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 27,055
Total aggregate indebtedness	$ 27,055
Percentage of aggregate indebtedness to net capital	8.1%
6 2/3% of aggregate indebtedness	$ 1,804



LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Shareholders and Board of Directors
WallStreet*E Financial Services, Inc.

In planning and performing our audit of the financial statements of WallStreet*E Financial Services, Inc. (the "Company") for the year ended September 30, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Moshley, Leland & Retzoff, P.A.

January 4, 2010



LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED to an ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders and Board of Directors
WallStreet*E Financial Services, Inc.
3111 Ponce de Leon Blvd.
Coral Gables, Florida 33134

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period April 1, 2009 to September 30, 2009, which were agreed to by International Asset Advisory, LLC and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating International Asset Advisory, LLC's compliance with the applicable instructions of Form SIPC-7T. International Asset Advisory, LLC's management is responsible for International Asset Advisory, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entries shown in the general ledger and bank account reconciliation for the month of January 2009, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009 with the amounts reported on SIPC-7T for the period from April 1, 2009 to September 30, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

January 4, 2010

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-050464 FINRA SEP 1/14/1998
WALLSTREET*E FINANCIAL SERVICES INC
3111 PONCE DE LEON BLVD

CORAL GABLES, FL 33134

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Francisco Otalvaro 888-925-5783

2. A. General assessment (item 2e from page 2 (not less than $150 minimum)) $ 5,564

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

JAN 2009
Date Paid

5,414

C. Assessment balance due 110

D. Interest computed on late payment (see instruction E) for 37 days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ 5,524

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 5,524

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WallStreet*E Financial Services, Inc.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

President
(Title)

Dated the 6th day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,336,596
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	41,852
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,378,448
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	120,293
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Software maintenance	32,411
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	152,704
2d. SIPC Net Operating Revenues	$ 2,225,744
2e. General Assessment @ .0025	$ 5,564

(to page 1 but not less than $150 minimum)